FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of           January                                     , 2003
                           ----------------------------------------   --------

                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

     Form 20-F                          Form 40-F         X
                    -------------                   -------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                              No  X
                    ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                DOCUMENT INDEX



        Document                                                      Page No.

           1.         Press Release dated January 15, 2002.              4

                                                                   Document 1

  TELEFONICA MOVILES AND RIM TO SELL BLACKBERRY IN SPAIN FOR WIRELESS E-MAIL,
                         PHONE AND DATA APPLICATIONS

Madrid, Spain and Waterloo, Canada, - January 15, 2003 - Telefonica Moviles Espana (TME), a subsidiary of the Telefonica Moviles Group, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced an agreement to sell the BlackBerry solution to enterprise customers in Spain. Commercial availability is expected during the first quarter of 2003. As a result of this agreement, Telefonica Moviles becomes the first operator to sell BlackBerry in Spain and completes the range of data services TME offers its corporate customers under the Oficin@ MoviStar umbrella.

BlackBerry supports Microsoft(R) Exchange and IBM Lotus(R) Domino(TM) corporate email systems and provides business users with secure, `always on', single-mailbox integration with their email inbox and calendar. Emails and calendar appointments are `pushed' directly to and from the user's BlackBerry Wireless Handheld; there is no need to dial in.

BlackBerry handhelds in Spain will carry Telefonica MoviStar SIM cards and feature a built-in phone, with short text messaging and complete personal organizer functionality. The overall solution also includes BlackBerry Enterprise Server software, installed alongside the company email system behind the corporate firewall, and desktop software for the user's PC.

Welcoming the agreement, Charles Meyer, Director and Vice President of RIM Europe said: "BlackBerry is designed to leverage the power of Telefonica Moviles' advanced GPRS network and offer corporate customers a new level of productivity and value from wireless connectivity. Together, RIM and Telefonica Moviles will deliver the secure, proven and standards-based BlackBerry platform for the first time in Spain and help drive demand for converged voice and data services."

Luis Ezcurra, Services Development General Manager of Telefonica Moviles Espana said: "With this agreement we strengthen our corporate data services portfolio based on GPRS technology under the Oficin@ MoviStar brand. We also begin a technical and commercial relationship with RIM, a leader in wireless solutions for enterprises."

BlackBerry is the leading wireless platform for corporate customers and has been adopted by thousands of enterprises and government organizations in Europe, Asia Pacific and North America. Specifically designed to meet the needs of both end users and IT departments, BlackBerry incorporates the industry's best hardware, software and services to provide a seamless, end-to-end solution. BlackBerry Wireless Handhelds leverage RIM's advanced technologies and infrastructure together with Java 2 Micro Edition (J2ME) and TME's GSM/GPRS wireless network to provide a compelling and effortless experience.

About Telefonica Moviles Espana

Telefonica Moviles Espana (www.empresa.movistar.com) is the operator of Telefonica Moviles Group in Spain, where it has more than 18.1 million active customers and offers a comprehensive portfolio of data services and applications using the latest mobile technologies, including GPRS. Telefonica Moviles (www.telefonicamoviles.com) is one of the world's largest mobile telephony groups, with a presence in 14 countries and over 33.5 million active managed customers. The company is a leader in the growth markets of Spain and Latin America and also has operations in the Mediterranean Basin. Shares in Telefonica Moviles are traded on the New York Stock Exchange and on Spanish stock exchanges under the symbol TEM.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

For more information:

Telefonica Moviles Espana
Press Office
Tel: +34 680 01 86 00
Fax: +34 680 01 78 71
comunicacion@tsm.es
-------------------

Research In Motion
For North America:
Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com
--------------------

For Europe:
Tilly Quanjer
PR Manager for Europe, Research In Motion
Tel: +44 (0)1784 233987
Email: tquanjer@rim.net
       ----------------

www.blackberry.com
------------------

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of, and trademarks of Research In Motion Limited, used by permission. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                  SIGNATURES



         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Research In Motion Limited
                                            -----------------------------------
                                                         (Registrant)

Date:  January 15, 2003                     By:   /s/ Dennis Kavelman
       -------------------------                 ------------------------------
                                                           (Signature)
                                                 Dennis Kavelman
                                                 Chief Financial Officer